LAS VEGAS FROM HOME.COM

ENTERTAINMENT INC.

Consolidated Financial Statements

December 31, 2006

(Canadian Dollars)

Index

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ……	1

Consolidated Balance Sheets …………………………………………………………	2

Consolidated Statements of Operations and Deficit ……………………………...	3

Consolidated Statements of Cash Flows …………………………………………...	4

Notes to Consolidated Financial Statements ………………………………………	5 - 30

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS OF LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

We have audited the consolidated balance sheets of Las Vegas from Home.com Entertainment Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years ended December 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.  Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in note 18 to the consolidated financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

March 14, 2007

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards of the Public Company Accounting Oversight Board for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as those described in note 1 to the financial statements. The Company sold a subsidiary, which was a major source of revenue as described in note 4 to the financial statements.  Our report to the shareholders dated March 14, 2007 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

March 14, 2007

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Balance Sheets

December 31

(Canadian Dollars)

	2006	2005

Assets

Current
Cash and cash equivalents	$8,273,201	$8,408,620
Marketable securities (note 7)	0	379,236
Accounts receivable (note 8)	425,611	1,801,274
Due from related parties (note 14)	60	4,740
Prepaids and security deposits	15,000	27,499
	8,713,872
Equipment and Software Development (note 9)	903,483	2,198,239

Total Assets	$9,617,355	$12,819,608

Liabilities

Current
Accounts payable and accrued liabilities (note 10)	$472,427	2,111,066
Obligation under capital lease (note 12)	1,019	20,268
Due to related parties (note 14(b))	5,196	60,929
	478,642
Obligation Under Capital Lease (note 12)	0	2,550

Total Liabilities	478,642	2,194,813

Stockholders' Equity

Capital Stock (note 13)	29,792,819	27,096,835
Contributed Surplus (note 13)	2,717,716	2,306,354
Deficit	(23,371,822)	(18,778,394)

	9,138,713	10,624,795

Total Liabilities and Stockholders' Equity	$9,617,355	$12,819,608

Commitments and Subsequent Events (notes 17 and 19)

“Bedo H. Kalpakian”

.....................................................................  Director

Bedo H. Kalpakian

“Neil Spellman”

.....................................................................  Director

Neil Spellman

See notes to consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Operations and Deficit

Years Ended December 31

(Canadian Dollars) (note 4)

	2006	2005	2004
Revenues	$748,425	$0	$0
Interest Income	109,593	76,210	3,046
	858,018	76,210	3,046
Expenses
Advertising and promotion	457,204	26,890	3,945
Amortization	561,377	359,563	150,086
Salaries and benefits	2,819,595	1,141,279	2,130,777
Rent, office and miscellaneous	475,534	259,571	198,197
Consulting and professional fees	380,404	231,656	994,550
Travel, meals and entertainment	271,258	280,686	172,233
Management fees	360,000	270,000	180,000
Bank charges, interest and foreign exchange
recovery	(46,001)	(42,346)	(9,944)
Legal, accounting and audit	264,246	131,122	22,054
Donations	16,000	51,500	0
Regulatory and transfer agent fees	22,419	38,822	10,357
Shareholder communication	5,512	17,116	9,424
	5,587,548	2,765,859	3,861,679
Loss Before Other Items	(4,729,530)	(2,689,649)	(3,858,633)
Other Items
Loss on marketable securities	(119,019)	(167,927)	(39,301)
Loss on sale of investments	0	0	(35,830)
Gain (loss) on settlement of lawsuit	0	97,382	(240,400)
	(119,019)
Net Loss after Other Items	(4,848,549)	(2,760,194)	(4,174,164)
Income(loss) from Discontinued Operations, net of taxes (note 4)
Discontinued operations	1,139,955	3,848,935	(1,172,348)
Loss on sale of Action Poker	(884,834)	0	0
Gain (loss) from discontinued operations, net of tax	255,121	3,848,935	(1,172,348)
Net Income (loss)	(4,593,428)	1,088,741	(5,346,512)
Deficit, Beginning of Year	(18,778,394)	(19,867,135)	(14,520,623)
Deficit, End of Year	$(23,371,822)	$(18,778,394)	$(19,867,135)
Basic Loss Per Share, Before Discontinued Operations	$ (0.05)	$ (0.03)	$ (0.07)
Basic Earnings (Loss) Per Share, Effect of Discontinued Operations	$ 0.00	$ 0.05	$ (0.02)
Basic Earnings (Loss) Per Share	$ (0.05)	$ 0.01	$ (0.09)
Diluted Earnings Per Share	N/A	$ 0.01	N/A
Weighted Average Number of Common Shares
Outstanding – Basic	97,236,825	84,337,774	58,428,307

See notes to consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Cash Flows

Years Ended December 31

(Canadian Dollars)

	2006	2005	2004
Operating Activities
Net income (loss)	$(4,593,428)	$1,088,741	$(5,346,512)
Items not involving cash
Amortization	561,377	382,655	168,108
Capitalization of deferred amortization
on software development	0	7,677	11,977
Stock-based compensation	513,392	329,399	2,323,004
Gain on sale of equipment and investments	0	0	42,011
Loss on sale of subsidiary	884,834	0	0
Loss on sale of marketable securities	119,019	0	0
Write-down of marketable securities	0	167,927	39,301
License fee from settlement	0	0	240,400
Loss on settlement of lawsuit	0	(97,382)	0
	(2,514,806)	1,879,017	(2,521,711)
Changes in Non-Cash Working Capital
Accounts receivable	410,204	(602,543)	(1,024,338)
Prepaids and security deposits	(4,942)	75,400	(17,858)
Due from related party	4,680	371,347	(230,515)
Customer deposits, accounts payable and
accrued liabilities	(646,643)	847,209	955,631
Due to related parties	(55,733)	52,404	544
	(292,434)	743,817	(316,536)
Cash Provided by (Used in) Operating
Activities	(2,807,240)	2,622,834	(2,838,247)
Financing Activities
Common shares issued, net of issue costs	192,755	8,573,391	2,702,318
Subscriptions received	0	0	750,000
Other obligations	0	(516,008)	275,608
Capital lease payments	(21,799)	(20,276)	(14,282)
Cash Provided by Financing Activities	170,956	8,037,107	3,713,644
Investing Activities
Proceeds on sale of marketable securities	310,317	0	173,839
Purchase of marketable securities	(50,100)	(546,780)	(238,160)
Purchase of equipment	0	(704,245)	(168,514)
Proceeds from sale of subsidiary (note 4)	2,751,774	0	0
Additions to software development	(511,126)	(979,579)	(659,979)
Cash Provided by (Used in) Investing Activities	2,500,865	(2,230,604)	(892,814)
Inflow (Outflow) of Cash	(135,419)	8,429,337	(17,417)
Cash and Cash Equivalents (Cheques Issued in
Excess of Funds on Deposit), Beginning of Year	8,408,620	(20,717)	(3,300)
Cash and Cash Equivalents (Cheques Issued in
Excess of Funds on Deposit), End of Year	$8,273,201	$8,406,620	$(20,717)
Supplementary Information
Shares issued for acquisition of three card games software	$2,401,200	$0	$0
Interest paid	$2,721	$6,864	$34,545

See notes to consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

1.

Nature of Operations

The principal business of the Company and its Antiguan subsidiary, Action Poker Gaming Inc. (“Action”) was the development and marketing of software for on-line multi-player interactive card games.

On September 29, 2006, both Houses of the U.S. Congress passed the Safe Port Act, onto which was attached the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”).  The UIGE Act prohibits the acceptance or use of any payment instrument in any financial transaction involving Internet gambling.  Consequently, the Company decided that its licensed operating Antiguan subsidiary, Action Poker Gaming Inc. (“Action”), cease taking deposits from U.S. based players as of October 13, 2006 and sold Action, which included all of the Action Poker brands, the operating infrastructure of Action, APG Enterprises Costa Rica S.A., Action Commerce Limited, Guardian Commerce Limited and an undivided interest in the software that is used by Action to run the Action Poker Network (collectively referred to as the “APGN”) for a selling price of US$2,600,000 to Playsafe Holding Ltd. (“Playsafe”), a wholly owned subsidiary of Playsafe Holding AS (Norway), a public company listed in Norway.  On November 24, 2006, the Company received TSX Venture Exchange (“TSX”) approval and closed the sale.  In respect to this arm’s length transaction, a finder’s fee of US$75,000 was paid to an arm’s length third party.  As a result of this sale, the Company no longer has any online gaming interests in the North American market.

As of December 31, 2006, the Company was not operating any card rooms, and therefore it had not sought another hosting facility for its servers.

Action’s operations were located at the facilities of Mohawk Internet Technologies Inc. ("Mohawk"), which acted as its hosting facility for its servers, located on the Kahnawake Mohawk Reserve ("Kahnawake") in Canada.

The gaming and entertainment operations were carried on by Action.  The principal revenues of Action were from collecting rakes, licensing fees and royalties.

During 2005, Action licensed from an arm’s length third party, an online Casino Software (”Online Casino”), which was operated by Action under the URL www.playvegasfromhome.com and which was sold to Playsafe as part of the APGN.

During 2006, the Company incorporated MT Ventures Inc. (“MTV”) a 100% wholly owned Antiguan subsidiary, which is in the business of developing and licensing its online Asian multi-player interactive card games software.

On November 10, 2006, the Company caused to incorporate MT Commerce Limited, a United Kingdom corporation.  It is the Company’s intention that MT Commerce Limited (UK) act as payment processor for the Company and its subsidiaries.  Furthermore, the Company changed the name of its Cypriot subsidiary, APG Enterprises Ltd. to MTO Commerce Ltd.

Although management believes that the Internet gaming related activities of MTV will represent a lawful business, there is the risk that the legality of the Internet gaming related activities of MTV may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

2.

Going-Concern

These financial statements have been prepared on the basis of accounting principles applicable to a "going-concern" basis, which assumes that Las Vegas From Home.com Entertainment Inc., (the “Company” or “LVFH”) will continue to be in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

These financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events, which raise doubts about the validity of the "going-concern" assumption used in preparing these financial statements.

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3.

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and all amounts are expressed in Canadian dollars.  These principles differ in certain respects from those that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America. (note 18).

The sale of the Company’s APGN to Playsafe Holding Ltd. on November 24, 2006 was accounted for as a discontinued operation under Canadian generally accepted accounting principles (GAAP) and therefore, the APGN results of operations have been removed from the Company's results of continuing operations for all periods presented in this document.

4.

Discontinued Operations

On November 24, 2006, the Company sold all of the Action Poker brands, the operating infrastructure of Action, APG Enterprises Costa Rica S.A., Action Commerce Limited, Guardian Commerce Limited, the Online Casino and an undivided interest in the software that is used by Action to run the APGN for a selling price of US $2,600,000 to Playsafe, a wholly owned subsidiary of Playsafe Holding AS (Norway), a public company listed in Norway.  In respect to this arm’s length transaction, a finder’s fee of US$75,000 was paid to an arm’s length third party.  As a result of this sale, the Company no longer has any online gaming interests in the North American market.  The results of discontinued operations, less applicable income taxes, have been reported as a separate element of net gain (loss) before extraordinary items for both current and prior periods.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

4.

Discontinued Operations (Continued)

The operations and cash flows of the component have been eliminated from the ongoing operations of the enterprise as a result of the disposal transaction; and the enterprise will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Summarized selected financial information for the discontinued operations is as follows:

	2006	2005	2004
Revenue	$ 12,073,508	$ 11,645,108	$ 1,980,918
Earnings from discontinued operations, net of tax	$ 1,139,955	$ 3,848,935	$ (1,172,348)
Loss on disposal of APGN	$ 884,834	$ 0	$ 0
Earnings from discontinued operations	$ 255,121	$ 3,848,935	$ (1,172,348)

Cash received from sale of Action Poker Network

Decrease in accounts receivable	$965,459
Decrease in prepaids	17,441
Decrease in equipment & software	3,645,704
Decrease in accounts payable	(991,996)
Loss on sale of Action Poker Network	(884,834)

Cash received from sale of Action Poker Network	$2,751,774

5.

Significant Accounting Policies

a)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, APG Enterprises Limited (Cyprus), MT Ventures Inc. (Antigua), MT Commerce Limited (UK) and APG Enterprises (Armenia).  All intercompany balances and transactions have been eliminated.

b)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and Government of Canada Bonds with maturities of less than one year at the date of acquisition.

c)

Marketable securities

Marketable securities are valued at the lower of cost and market at the balance sheet date.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

5.

Significant Accounting Policies (Continued)

d)

Amortization

Amortization of software and development costs and equipment is calculated on the following bases and annual rates:

Software and development costs

- 5 years straight-line

Computer equipment

- 30% declining-balance

Automobile

- 30% declining-balance

Office furniture

- 20% declining-balance

e)

Software development costs

Research costs are expensed as incurred.  Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles.  The criteria include identifiable costs attributable to a clearly defined product, the establishment of technical feasibility, identification of a market for the software, the Company’s intent to market the software, and the existence of adequate resources to complete the project.  Software development costs are amortized over an estimated useful life of five years or prorated over its expected revenue stream whichever is higher, commencing in the year when commercial sales of the products commence.  Capitalized software development is evaluated in each reporting period to determine whether it continues to meet the criteria for continued deferral and amortization.

f)

Stock-based compensation

Effective January 2004, the Company adopted the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires an expense to be recognized in the financial statements for all forms of stock-based compensation including stock options.  Previously, the Company did not record any compensation cost on the granting of stock options, as the exercise price was equal to or greater than the market price at the date of the grants.  Options granted are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes option pricing model.

g)

Revenue recognition

The Company recognizes revenues from licensees and customers on an accrual basis according to the terms and conditions of each individual license agreement.  Allowances for non-collection of revenues are made when collectibility becomes uncertain.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

5.

Significant Accounting Policies (Continued)

g)

Revenue recognition (Continued)

Prior to the sale of Action Poker, recognition of revenue for each type of revenue was as follows:

(i)

License fees for all licensees

License fees were one-time non-refundable fees, which were for entering into the license agreements.  License fees were recognized when received.

(ii)

Rake percentages from licensees

Rake revenue earned by the Company was based on negotiated percentages of gross rake revenue as specified in the agreements with licensees, which varied from agreement to agreement.  The Company recognized its percentage of rake revenue at the end of the month based on the rake collected on behalf of the licensees; the balance was then paid out to the licensees in the subsequent month.

(iii)

Administration fees

Administration fees revenue earned by the Company was based on negotiated percentages as specified in the agreements with certain licensees, which varied from agreement to agreement.  The fees charged were for administrative services provided by the Company.  The Company recognized these fees as a percentage of the rake collected on behalf of the licensee on a monthly basis.

(iv)

Rake revenue

Rake revenue from customers coming through the websites of the Company’s subsidiary was collected when a player joined a table, and was non-refundable.  As such, revenue was recognized when a player joined a table.

(v)

The Company had an agreement with Bronx Ventures Inc. (“Bronx”), a related company, whereby Bronx received 40% of the revenue from certain card games.  LVFH reduced its revenue by these amounts (see notes 13(b)(ii) and 14(b)).

(vi)

The Company recognized revenues/losses from its subsidiary’s Online Casino once a player lost or won a wager.

h)

Income taxes

The Company follows the asset and liability method based on the accounting recommendations for income taxes issued by CICA.  Under the asset and liability method future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date.  Future income tax assets can also result by applying unused loss carry-forwards and other deductions.  The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

i)

Player deposits

Player deposits were included in the Company’s accounts payables, and represented funds deposited by the players.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

5.

Significant Accounting Policies (Continued)

j)

Foreign currency translation

The Company’s functional currency is the Canadian dollar; therefore, amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets, liabilities and long-term monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rates in effect at the time of the transaction.

Gains and losses arising from this translation of foreign currency are included in net income.

k)

Earnings (loss) per share

Earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year.

Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares.  The treasury stock method is used to determine the dilutive effect of stock options and other instruments.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rates.  Stock options and warrants that are anti-dilutive are not included in the calculation.

The dilutive effect of options and warrants was not reflected in loss per share for 2006 and 2004 as the effect would have been anti-dilutive.

l)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates made in the preparation of these financial statements include accrued liabilities, assumptions of the determination of fair value of stock-based compensation expense, rates of amortization for equipment and software development and determination of valuation allowance for future income tax assets. Management believes the estimates are reasonable; however, actual results could differ from those estimates and would impact future results of operations and cash flows.

m)

Consolidation of variable interest entities

The Company has adopted Accounting Guideline 15, “Consolidation of Variable Interest Entities”, issued by the CICA for annual and interim periods beginning on or after November 1, 2004.  This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.  The adoption of this guideline did not have any impact on the Company’s consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

5.

Significant Accounting Policies (Continued)

n)

Intangible assets

The Company has registered and regularly renews several hundred domain names.  These amounts are insignificant and are expensed when incurred.

6.

Financial Instruments

a)

Fair value

The carrying values of cash and cash equivalents, marketable securities, accounts receivable, customers deposits, accounts payable and accrued liabilities, amounts due to and from related parties, and obligation under capital lease approximate their fair values because of the short-term maturity of these financial instruments.

b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

c)

Credit risk

The Company is exposed to credit risk with respect to its accounts receivable and amounts due from Licensees.  Risks on accounts receivable from major Internet payment processors were minimal.

d)

Foreign currencies

The Company considers the Canadian dollar to be its functional currency and translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year.  The exchange rate may vary from time to time.  This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

e)

Market risk

The Company is exposed to market risk with respect to marketable securities from adverse fluctuations in their market value and in the event the marketable securities are delisted from public trading.

7.

Marketable Securities

	2006	2005

Marketable securities (market value $0; 2005 - $379,236)	$0	$379,236

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

8.

Accounts Receivable

Accounts receivable is comprised of the following:

	2006	2005

Due from licensees	$338,374	$121,054
Accounts receivable	87,237	117,690
Due from payment processors	0	1,532,292
Security deposits	0	30,238

	$425,611	$1,801,274

9.

Equipment and Software Development

	2006
		Accumulated
	Cost	Amortization	Net

Software and development costs	$526,577	$144,923	$381,654
Computer equipment	803,674	281,845	521,829

	$1,330,251	$426,768	$903,483

	2005
		Accumulated
	Cost	Amortization	Net

Software and development costs	$2,216,060	$457,591	$1,758,469
Computer equipment	589,101	194,048	395,053
Automobile	11,420	1,929	9,491
Office furniture	7,353	719	6,634
Computer equipment under capital lease	64,320	35,728	28,592

	$2,888,254	$690,015	$2,198,239

During 2001, the Company commenced developing its own multi-player interactive card games software.  The amount of $180,901 has been capitalized under software and development costs.  Amortization commenced in 2002 as the software was commercially released during the year.  During 2006, additional amounts of $130,976 consisting of salaries were capitalized as software development costs (2005: $979,579 consisting of salaries - $964,745 and other - $14,834), (2004: $659,979 consisting of salaries - $571,600 and other - $88,379).

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

10.

Customer Deposits, Accounts Payable and Accrued Liabilities

Customer deposits, accounts payable and accrued liabilities are comprised of the following:

	2006	2005

Accounts payable and accrued liabilities	$472,427	$172,139
Customer deposits	0	1,806,436
Payable to licensees	0	132,491

	$472,427	$2,111,066

11.

Other Obligations

Loan from Interactive

Pursuant to a loan agreement, the loan from Interactive of US $250,000 (Cdn $275,608) was obtained in June 2004, and was payable in monthly instalments equal to 5% of Action’s revenues for the first twelve months and 10% of Action’s revenues thereafter until the repayment of the loan.  The entire amount was fully repaid by the Company on March 15, 2005.  In lieu of interest, the Company was obliged to make monthly bonus payments to Interactive equal to 5% of Action’s revenues for a period of twelve months.  Bonus payments totalling US $20,709 were made up to October 2004.  On April 15, 2005, as consideration for the early repayment of the loan by the Company, Interactive cancelled the loan agreement and has forever forgiven all outstanding and future bonus payments that were payable pursuant to the loan agreement.

The license fee from settlement of US $200,000 (Cdn $240,400) was the maximum amount of a series of royalty payments that were payable to an arm’s length third party (the “Third Party”) as follows:

(i)

four equal instalments of US $25,000 until November 2, 2005;

(ii)

quarterly payments of US $10,000 for every US $1,000,000 of the Company’s cumulative rake income commencing January 1, 2005 for up to US $5,000,000 of the Company’s cumulative rake revenues; and

(iii)

a single payment of US $50,000 for the first subsequent US $5,000,000 of the Company’s cumulative rake revenues after the above-mentioned US $5,000,000 would have been reached.

On May 6, 2005, the Company and the Third Party entered into a modification to “License and Settlement Agreement” of February 17, 2005, whereby the Company paid one final payment of US $90,000 as full and final settlement, and complete release of all the Company’s royalty obligations.  As a result, the Company recorded a gain of Cdn $97,382 in its statements of operations and deficit for the year ended December 31, 2005.

Prior to May 6, 2005, the Company had paid US $25,000 to the Third Party.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

12.

Obligation Under Capital Lease

The following is the schedule of future minimum lease payments under capital lease:

	2006	2005

2006	$0	$22,811
2007	2,469	2,556

Total minimum lease payments	2,469	25,367
Less: Amount representing interest and executory costs	1,450	2,549

Present value of net minimum lease payments	1,019	22,818
Less: Current portion	1,019	20,268

Obligation under capital lease	$0	$2,550

13.

Capital Stock

At the Annual and Special General Meeting of the Company’s shareholders, which was held on June 30, 2005, the shareholders approved the deletion of the pre-existing Company Provisions in the Notice of Articles of the Company and, in substitution, the shareholders approved the adoption of a new form of Articles for the Company pursuant to the Business Corporations Act (British Columbia).  Furthermore, the shareholders approved the increase of the Company’s authorized capital stock to an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, in each case without nominal or par value.

a)

Authorized:  Unlimited number of common shares and an unlimited number of preferred shares, in each case without par value.  There are no preferred shares issued.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

13.

Capital Stock (Continued)

b)

Issued:

(i)

The number of shares issued is as follows:

	Number		Contributed
Common shares	of Shares	Amount	Surplus

Balance, December 31, 2003	52,033,270	14,345,780	379,297
Exercise of stock options for cash	2,375,408	424,318	0
Reclassification of contributed
surplus on exercise of options	0	251,003	(251,003)
Private placements
Net proceeds	15,450,000	2,278,000
Stock-based compensation	0	0	2,323,004

Balance, December 31, 2004	69,858,678	17,299,101	2,451,298
Exercise of stock options for cash	2,740,500	463,360	0
Exercise of warrants for cash	2,430,000	428,000	0
Reclassification of contributed
surplus on exercise of options	0	474,343	(474,343)
Private placements,
net of proceeds	17,485,500	8,432,031	0
Stock-based compensation	0	0	329,399

Balance, December 31, 2005	92,514,678	27,096,835	2,306,354
Exercise of stock options for cash	584,592	93,755	0
Exercise of warrants for cash	465,000	99,000	0
Reclassification of contributed
surplus on exercise of options	0	102,029	(102,029)
Acquisition of three card games
software	6,670,000	2,401,200	0
Stock-based compensation	0	0	513,391

Balance, December 31, 2006	100,234,270	$29,792,819	$2,717,716

(ii)

On November 4, 2002, the Company entered into a licensing Agreement with Bronx Ventures Inc., a related company, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which, the three card games software was equally owned by the Company and Bronx.  On May 5, 2006, Bronx sold its interest in the three card games software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares of the Company at a deemed price of $0.36 per share determined by the market value of the Company’s common shares, for a total acquisition cost of $2,401,200, determined by an independent valuation.  The 6,670,000 common shares of the Company, which have been issued to Bronx, are restricted from trading until May 1, 2007.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

13.

Capital Stock (Continued)

b)

Issued (Continued)

(iii)

The Company entered into an agreement on April 20, 2005 with a syndicate of underwriters led by Wellington West Capital Markets Inc. and CIBC World Markets Inc. and including GMP Securities Ltd. and Sprott Securities Inc. (collectively, the “Underwriters”) for a "bought-deal" underwritten private placement of subscription receipts (the "Brokered Offering").  The Brokered Offering closed on May 13, 2005 and on June 30, 2005 at the Company’s Annual and Special General Meeting, the Company’s shareholders approved the increase of the authorized capital stock of the Company to an unlimited number of common shares and an unlimited number of preferred shares, in each case without nominal or par value.  As a result, the Company issued 12,485,500 common shares and 6,242,750 share purchase warrants to various investors for net proceeds of $7,487,689.  Each whole warrant is exercisable for $1 into one common share.  The Company paid the Underwriters an aggregate cash commission of $547,801 and issued a total of 842,771 Broker’s Compensation Warrants (the “Compensation Warrants”), which are exercisable into units at $0.65 per unit.  Each unit consists of one common share in the capital of the Company and one-half of one share purchase warrant.  One whole share purchase warrant is required to purchase one additional common share at $1 per share for a period of two years.  All share purchase warrants expire on May 13, 2007.  The shares, share purchase warrants and compensation warrants, which were issued by the Company on July 13, 2005, had hold periods that expired on September 14, 2005, at which time the share purchase warrants commenced trading on the TSX under the symbol “LVH.WT”.

(iv)

On December 13, 2004, the Company entered into non-brokered private placements to issue 5,000,000 units at $0.20 per unit, each unit consisting of one common share and one-half of one share purchase warrant.  Each whole warrant entitles the holder to purchase one common share at $0.25 per common share for a period of 24 months up to January 7, 2007.

As of December 31, 2004, the Company received subscriptions of $750,000 for 3,700,000 of the 5,000,000 above-mentioned units, which had not yet been issued.  As of January 7, 2005, all 5,000,000 units were issued.

(v)

During 2004, the Company closed private placements with Bronx, a related company, for a total of 4,000,000 common shares at prices of $0.30 and $0.32 per common share for net proceeds of $1,225,000.

(vi)

The Company closed brokered and non-brokered private placements dated October 25, 2004 with various investors and two directors for a total of 11,450,000 units at $0.10 per unit consisting of one common share and one-half of one warrant for net proceeds of $1,053,000.  A 10% cash commission of $92,000 and 920,000 broker warrants were issued to the agent in relation to the brokered private placement. Each whole warrant is exercisable at $0.20 per common share for a period of 24 months.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

13.

Capital Stock (Continued)

b)

Issued (Continued)

(vii)

The Company received TSX approval on October 30, 2006 to commence a normal course issuer bid.  Under the bid, which would be conducted pursuant to the rules of the TSX, the Company may purchase up to 8,913,000 of its common shares (the "Common Shares") representing approximately 8.9% of the Company's issued and outstanding Common Shares.  The Company has until November 3, 2007 to purchase any or all its Common Shares.  The price at which the Company may purchase its Common Shares will be the market price thereof at the time of acquisition. Purchases of Common Shares will be made in the open market through the facilities of the TSX.  Any Common Shares acquired by the Company will be cancelled.  Purchases under the bid will be made on behalf of the Company by Scotia McLeod. As of December 31, 2006, the Company has not commenced acquiring any of its Common Shares.

(viii)

During the year ended December 31, 2006, the Company issued 584,592 common shares of the Company to directors, employees and consultants as a result of exercising stock options at prices ranging from $0.12 to $0.19 per common share for total proceeds to the Company of $93,755.

(ix)

During the year ended December 31, 2005, the Company issued 2,740,500 common shares of the Company to directors, employees and consultants as a result of exercising stock options at prices ranging from $0.12 to $0.20 per common share for total proceeds to the Company of $463,360.

c)

Warrants

During the year ended December 31, 2006, the Company issued 465,000 common shares of the Company to various warrant holders as a result of the exercising of warrants at prices ranging from $0.10 to $0.25 per common share for total proceeds to the Company of $99,000.

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31, 2006 and 2005:

		Weighted
		Average
	Number	Exercise
	of Warrants	Price

Balance, December 31, 2004		$ 0.19
Granted	8,742,750	$ 0.82
Exercised	(2,430,000)	$ 0.19

Balance, December 31, 2005		$ 0.59
Granted	0	N/A
Exercised	(465,000)	$ 0.10 - 0.25
Expired	(4,550,000)	$ 0.20

Balance, December 31, 2006	7,942,750	$ 0.84

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

13.

Capital Stock (Continued)

c)

Warrants (Continued)

At December 31, 2006 and 2005, the following warrants are exercisable and outstanding. Each warrant entitles the holder to purchase one common share of the Company at the exercise price per common share with the following expiry dates:

	Exercise	Number of Warrants
Expiry Date	Price	2006	2005

October 31, 2006	$ 0.20	0	3,775,000
October 31, 2006	$ 0.10	0	90,000
November 8, 2006	$ 0.20	0	850,000
January 7, 2007 (expired subsequent to year end))	$ 0.25	1,700,000	2,000,000
May 13, 2007	$ 1.00	6,242,750	6,242,750

Total warrants outstanding and
exercisable	$ 0.10 to $ 1.00	7,942,750	12,957,750

d)

Stock options

From time to time the Company grants stock options to employees, officers, directors and consultants pursuant to the rules and regulations of the TSX.  During the year ended December 31, 2006, 5,549,000 stock options expired unexercised and as a result the Company granted 9,815,000 stock options to directors, officers and employees.

During 2004, the Company’s shareholders adopted and approved the Company’s 2004 Stock Option Plan (the “2004 Plan”).  The 2004 Plan, which has received the approval of the TSX, reserved 11,290,154 common shares for issuance representing 20% of the Company’s issued and outstanding common shares on April 12, 2004.  At the Annual and Special General Meeting of the Company’s shareholders, which was held on June 30, 2005, the shareholders approved the amendment to the Company’s 2004 Plan by increasing the maximum number of common shares that may be reserved for issuance pursuant to the Stock Option Plan to 15,866,936 common shares (the “Company’s Amended 2004 Stock Option Plan”).  Pursuant to the Company’s Amended 2004 Stock Option Plan that has received TSX approval, the Company grants stock options to employees, directors, officers and consultants.  As at December 31, 2006, there are 1,034,844 stock options available for granting.  The number available for granting is based on the difference between the reserved number of options available for issuance (15,866,936) less outstanding stock options (December 31, 2006: 13,653,000) less the number of stock options exercised since May 12, 2005 up to and including December 31, 2006 (1,179,092) (15,866,936 - 13,653,000 - 1,179,092 = 1,034,844).

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

13.

Capital Stock (Continued)

d)

Stock Options (Continued)

The following summarizes the officer, director, employee and consultant stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2006 and 2005.  The options vest 25% on grant and thereafter 25% every six months.

	Number	Weighted Average
	of Options	Exercise Price

Balance, December 31, 2004	11,165,592	$ 0.16
Granted	1,825,000	$ 0.35
Cancelled	0	N/A
Exercised	(2,740,500)	$ 0.17
Expired	(278,500)	$ 0.21

Balance, December 31, 2005	9,971,592	$ 0.19
Granted	9,815,000	$ 0.12
Cancelled	0	N/A
Exercised	(584,592)	$ 0.16
Expired	(5,549,000)	$ 0.17
Balance, December 31, 2006	13,653,000	$ 0.15

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

13.

Capital Stock (Continued)

d)

Stock options (Continued)

At December 31, 2006 and 2005, the following stock options are outstanding.  The options entitle the holders to purchase the stated number of common shares at the exercise price per common share with the following expiry dates:

	2006			2005
	Options Outstanding			Options Outstanding
	Weighted			Weighted
	Average	Number of	Aggregate	Average	Number of	Aggregate
Expiry	Exercise	Shares Under	Intrinsic	Exercise	Shares Under	Intrinsic
Date	Price	Option	Value	Price	Option	Value

2006	$ 0.00	0	$ 0	$ 0.16	5,765,592	$ 115,394
2007	$ 0.22	3,888,000	61,710	$ 0.22	4,206,000	64,230
2008	$ 0.20	265,000	0	$ 0.00	0	0
2009	$ 0.12	9,500,000	0	$ 0.00	0	0
	$ 0.15	13,653,000	$ 61,710	$ 0.19	9,971,592	$ 179,624

	2006			2005
	Options Exercisable			Options Exercisable
	Weighted			Weighted
	Average	Number of	Aggregate	Average	Number of	Aggregate
Expiry	Exercise	Shares Under	Intrinsic	Exercise	Shares Under	Intrinsic
Date	Price	Option	Value	Price	Option	Value

2006	$ 0.00	0	$ 0	$ 0.16	4,444,030	$ 87,914
2007	$ 0.22	3,815,500	3,763,000	$ 0.20	2,776,375	47,049
2008	$ 0.22	87,500	4,098,000	$ 0	0	0
2009	$ 0.12	2,375,000	0	$ 0	0	0
	$ 0.18	6,278,000	$7,861,000	$ 0.18	7,220,405	$ 134,963

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

13.

Capital Stock (Continued)

e)

Stock option compensation

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted.  Accordingly, compensation expense of $513,392 (2005 - $146,963; 2004 - $1,489,526) was recognized as salaries expense, and $0 (2005 - $182,436; 2004 - $833,478) was recognized as consulting expense in 2006.  These amounts are credited to contributed surplus and then subsequently transferred to capital stock on exercise of the options.

The fair value of each option grant was calculated using the following weighted average assumptions:

	2006	2005	2004
Expected life (years)	2	2	1 to 3
Interest rate	2.89%	3.00%	3.00%
Volatility	113.43%	186.43%	145.97%
Dividend yield	0.00%	0.00%	0.00%

f)

Earnings (loss) per share

	2006	2005	2004
Weighted average number of shares outstanding - Basic	97,236,825	84,337,774	58,428,307
Pro-rated dilutive warrants	N/A	5,384,605	N/A
Pro-rated dilutive options	N/A	3,084,620	N/A

Weighted average number of shares outstanding - Diluted	97,236,825	92,806,999	58,428,307

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

14.

Related Party Transactions

a)

Due from related parties

	2006	2005

Loan receivable from a director on demand with no interest	$60	$4,740

b)

Due to related parties

	2006	2005

Bronx Ventures Inc.	$5,196	$59,345
Directors	0	1,584

	$5,196	$60,929

The Company shares office space and certain expenses with Bronx, a company related by common management, officers and certain directors.  Rent for the office premises is paid by the Company and Bronx is charged for its proportionate share.

The current year amount due to Bronx is payable on demand without interest.  The prior year amount due from Bronx was due on demand with certain amounts bearing interest at prime plus 1%.

Amounts payable to directors are for expenses incurred on behalf of the Company and are payable on demand with no interest.

On May 5, 2006 Bronx sold its interest in the three card games software to the Company for consideration of 6,670,000 fully paid and non-assessable common shares in the capital of the Company at a deemed price of $0.36 per share for a total acquisition cost of $2,401,200 (see notes 3, 5(g)(v) and 13(b)(ii)).

c)

Related party transactions are measured at the exchange amount and comprised of the following:

(i)

interest paid to directors in the amount of $0 (2005 - $0; 2004 - $2,419);

(ii)

management fees paid to a company related by common management and directors in the amount of $360,000 (2005 - $270,000; 2004 - $180,000);

(iii)

interest income received from Bronx for loans in the amount of $0 (2005 - $0; 2004 - $513);

(iv)

the Company paid $219,160 (2005 - $484,804; 2004 - $292,372) to Bronx for its share of revenues generated from its investment in the three card games software;

(v)

rent received from Bronx for shared offices in the amount of $6,000 (2005 - $6,000; 2004 - $6,032);

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

14.

Related Party Transactions (Continued)

c)

(Continued)

(vi)

reimbursed Bronx for payroll in the amount of $322,629 (2005 - $205,608; 2004 - $185,450);

(vii)

reimbursed Bronx for other office expenses in the amount of $0 (2005 - $1,455; 2004 - $14,139); and

(viii)

interest was charged for funds loaned to the Company by Bronx in the amount of $0 (2005 - $0; 2004 - $378).

15.

Purchase of Net Revenue Sharing

During 2004, the Company’s former subsidiary, Action entered into an agreement with Atlantis Casino (“Atlantis”) (the “Purchase Back Agreement”) whereby Action purchased back the 35%-interest in Action’s monthly net revenues from Atlantis for US $1,000,000, which was fully paid as of March 8, 2005.  The Company and Action have no further obligations whatsoever to Atlantis.

16.

Income Taxes

	2006	2005
Future income tax assets
Excess of undepreciated capital cost over net book
value of fixed assets	$518,000	$211,000
Excess of marketable securities tax value over
carrying value	0	60,000
Share issuance costs tax value	153,000	214,000
Excess of unused exploration expenditures for
Canadian tax purposes over net book value	92,000	96,000
Non-capital loss carry-forwards for Canadian income
tax purposes	2,464,000	2,328,000
Capital losses	412,000	349,000

	3,639,000
Valuation allowance for future income tax assets	(3,639,000)	(3,258,000)

	$0	$0

The valuation allowance reflects the Company's estimate that the tax assets will likely not be realized and, consequently, have not been recorded in these financial statements.

For Canadian income tax purposes, the Company has exploration and development expenses of $269,000, which can be carried forward indefinitely.

The Company has net capital losses for income tax purposes of $1,209,000 that can be carried forward indefinitely.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

16.

Income Taxes (Continued)

The Company has available non-capital losses of $7,221,000 that may be carried forward to apply against future income for Canadian tax purposes.  The losses expire as follows:

2007	$626,000
2008	1,049,000
2009	1,578,000
2010	2,316,000
2014	965,000
2026	687,000
$7,221,000

The benefit of these losses has not been recorded in these financial statements.

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	2006		2005

Income tax expense (benefit) computed at Canadian statutory rates	$(1,567,000)		$388,000
Amortization in excess of capital cost allowance	283,000		128,000
Terminal loss	(236,000)		0
Non-deductible loss on disposal of assets	1,841,000		60,000
Share issuance and financing costs	(53,000)		(66,000)
Lawsuit settlement	0		(86,000)
Other	2,000		2,000
Non-deductible stock-based compensation	175,000		118,000
Differences attributable to income taxes of other countries	(685,000)		(64,000)
Unrecognized (utilized) tax losses	240,000		(480,000)
	$0	$

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

17.

Commitments

Pursuant to agreements entered into with various parties, the Company was required to make the following payments:  The following are no longer considered commitments as these belonged to Action and comprise discontinued operations (see note 4).

a)

Interactive gaming license

Annual license fee of US $10,000.

b)

Kahnawake server park rent

Monthly user fee of US $10,000.

c)

Financial transaction fees

Minimum monthly fee of US $2,000 for credit card transactions, plus bank surcharges and other charges or fees imposed by banks or clearing houses for handling credit card transactions.

d)

Casino software licensing fees

License fees calculated based on monthly casino results on a sliding scale basis.  Monthly hosting and support fee of US $2,660.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

18.

Differences Between Canadian and US Generally Accepted Accounting Principles and Practices

a)

Recent US accounting pronouncements

(i)

FAS 153, “Exchanges of Non-Monetary Assets”.  The provisions of this statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004.  The provisions of this statement should be applied prospectively.  There is no impact on the Company’s financial statements.

(ii)

In March 2005, Financial Accounting Standards Board (“FASB”) issued Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations”.  FIN 47 clarifies that the term “Conditional Asset Retirement Obligation” as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity.  Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated.  FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005.  Management does not believe the adoption of FIN 47 will have a material affect on the Company’s financial position, results of operations or cash flows.

(iii)

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”), which replaced Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes” ,and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”.  SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principles.  It requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The impact of the Company’s operations will depend on future accounting pronouncements or changes in accounting principles.

(iv)

In 2006, FASB issued Statement No. 157, “Fair Value Measurements”.  This new pronouncement provides guidance for using fair value to measure assets and liabilities.  FASB believes the pronouncement also responds to investors’ requests for expanded information about the extent to which corporations measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings.  Statement 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances.  The standard clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the price in a transaction with a market participant, including an adjustment for risk, not just the company’s mark-to-market value.  Statement 157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data. The Company does not believe adoption of Statement 157 will have a material effect on its consolidated balance sheet, results of operations or cash flows.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

18.

Differences Between Canadian and US Generally Accepted Accounting Principles and Practices (Continued)

a)

Recent US accounting pronouncements (Continued)

(v)

FIN 46(R), “Consolidation of Variable Interest Entities”, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46(R).  Application of Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003.  Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004.  Application by small business issuers to entities other than special-purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005.  In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R).  There is no impact on the Company’s financial statements.

(vi)

On July 13, 2006, FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”.  Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return.  Additionally, Interpretation 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Company does not believe adoption of Interpretation 48 will have a material effect on its consolidated financial position, results of operations or cash flows.

(vii)

In 2004, FASB issued a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”.  This statement supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related implementation guidance.  This revised pronouncement requires that all stock options and warrants be accounted for using the fair value method.  This pronouncement had no impact on the Company, as the Company accounts for all options using the fair value method, under Canadian GAAP.

b)

The financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with principles and practices generally accepted in the United States of America (“US GAAP”).

Under US GAAP, the accounting treatment would differ as follows:

(i)

Under US GAAP, marketable securities are recorded at fair market value.  The value recorded under Canadian GAAP is the lower of cost and market.

For US GAAP purposes, unrealized gains and losses on marketable securities, which are classified as trading securities, are recognized in earnings in the period they occur.  For Canadian GAAP, gains and losses are only recognized in the income statements when realized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

18.

Differences between Canadian and US generally accepted accounting principles and practices (Continued)

b)  (Continued)

(ii)

Under US GAAP, comprehensive income must be reported, which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

Other comprehensive income includes the unrealized holding gains and losses on the available-for-sale securities.

(iii)

Under Canadian GAAP, the Company did not meet the criteria to adopt prospectively the fair value method of accounting for stock-based compensation, and therefore, had to adopt the change retroactively.  Under US GAAP, the Company has the option to adopt the change either prospectively or retroactively.  For US GAAP, the Company adopted the change prospectively.

	2006	2005

Total Assets for Canadian GAAP	$ 9,617,355	$ 12,819,608
Adjustments increasing total assets	0	0

Total Assets for US GAAP	$ 9,617,355	$

Total Liabilities for Canadian GAAP	$ 478,642	$ 2,194,813
Adjustments increasing total liabilities	0	0

Total Liabilities for US GAAP	478,642

Total Equity for Canadian GAAP	9,138,713	10,624,795
Accumulated adjustment for marketable
securities	0	135
Current change in marketable securities	0	(135)

Total Equity for US GAAP	9,138,713	10,624,795

Total Liabilities and Equity for US GAAP	$ 9,617,355	$ 12,819,608

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

18.

Differences Between Canadian and US Generally Accepted Accounting Principles and Practices (Continued)

b) (iii) (Continued)

	2006	2005	2004

Total Net Income (Loss) for Canadian GAAP	$ (4,593,428)	$ 1,088,741	$ (5,346,512)
Adjustments increasing (decreasing)
total net income (loss)
Unrealized gain on marketable securities	0	0	135
Reversal of gains reported in
prior years’ US income and
current year Canadian income	0	(135)	(5,783)

Total Net Income (Loss) for US GAAP	$ (4,593,428)	$	$ (5,352,160)

	2006	2005	2004
Earnings (Loss) per Common Share
Canadian and US GAAP Loss Per Common Share Before Discontinued Operations - Basic	$ (0.05)	$ (0.03)	$ (0.07)
Canadian and US GAAP Discontinued Operations - Basic	$ 0.00	$ 0.05	$ (0.02)
Canadian and US GAAP Earnings (Loss) Per Common Share - Basic	$ (0.05)	$ 0.01	$ (0.09)
Canadian and US GAAP Earnings Per Common Share
Before Discontinued Operations - Diluted	N/A	N/A	N/A
Canadian and US GAAP Discontinued Operations - Diluted	N/A	$ 0.01	N/A
Canadian and US GAAP Earnings Per Common Share – Diluted	N/A	$ 0.01	N/A

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

18.

Differences Between Canadian and US Generally Accepted Accounting Principles and Practices (Continued)

b) (iii) (Continued)

Under Canadian GAAP, stock-based compensation is credited to contributed surplus and transferred to capital stock once the option is exercised.  Under US GAAP, stock-based compensation is credited directly to additional paid-in capital.

	2006	2005

Total Stockholders' Equity per Canadian GAAP	$9,138,713	$10,624,795

Total common shares and additional paid-in capital per Canadian GAAP	$29,792,819	$7,096,835
Adjustments for issue and exercise of stock options per US GAAP	2,717,716	2,306,354
Total common shares and additional paid-in capital per US GAAP	32,510,535	29,403,189

Total contributed surplus per Canadian GAAP	2,717,716	2,306,354
Adjustments for issue and exercise of stock options per US GAAP	(2,717,716)	(2,306,354)
Total contributed surplus per US GAAP	0	0

Total deficit per Canadian GAAP	(23,371,822)	(18,778,394)
Adjustments per US GAAP	0	0
Total deficit per US GAAP	(23,371,822)	(18,778,394)

Total Stockholders' Equity US GAAP	$9,138,713	$10,624,795

19.

Subsequent Events

Subsequent to December 31, 2006, a total of 221,500 employee stock options were exercised at prices between $0.12 and $0.27 per common share for total proceeds to the Company of $29,955, 1,795,000 employee stock options at exercise prices between $0.12 and $0.46 per common share have expired and 350,000 stock options were granted to consultants at an exercise price of $0.12 per common share.

The Company’s Antiguan subsidiary, MTV and Dynasty Gaming Inc. have signed a licensing agreement that will enable both companies to cross-license each other’s online gaming software. Under terms of this agreement, both companies will participate in a revenue-sharing formula.